QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(5)(B)

ABBOTT LABORATORIES ACQUISITION OF I-STAT CORPORATION
RECEIVES ANTITRUST CLEARANCE

        Abbott Park, Illinois, January 21, 2004—Abbott Laboratories (NYSE: ABT) announced today that the initial waiting period under the Hart-Scott-Rodino Antitrust Improvements Act applicable to Abbott's pending acquisition of i-STAT Corporation (Nasdaq: STAT) has expired. The expiration of the initial Hart-Scott-Rodino waiting period satisfies one of the principal conditions to the pending acquisition.

        The two companies announced on December 15, 2003, that they had entered into a definitive agreement for Abbott to acquire i-STAT, a leading manufacturer of point-of-care diagnostic systems for blood analysis.

        Under the terms of the agreement, Abbott will acquire the shares of i-STAT it does not already own for $15.35 per common share. The acquisition is structured as a cash tender offer for all of the issued and outstanding shares of i-STAT. The net transaction value is approximately $392 million.

        Abbott Laboratories is a global, diversified health care company devoted to the discovery, development, manufacture and marketing of pharmaceuticals, nutritionals, and medical products, including devices and diagnostics. The company employs more than 70,000 people and markets its products in more than 130 countries. In 2003, the company's sales were $19.7 billion.

QuickLinks

  Exhibit (a)(5)(B)
ABBOTT LABORATORIES ACQUISITION OF I-STAT CORPORATION RECEIVES ANTITRUST CLEARANCE